Exhibit 21.1

Isdera Inc (a Cayman Islands exempted company)

List of Subsidiaries

Entity	Place of Incorporation
Isdera Group Limited	Cayman Islands
Isdera (BVI) Group Limited	British Virgin Islands
Isdera HK Limited	Hong Kong
Yingzi (Anqing) Enterprise Management Co., Ltd.	China
Xinghui Automotive Technology (Hainan) Co., Ltd.	China
Yingzi Automotive Technology (Anhui) Co., Ltd.	China
Yingzi Industrial Technology (Suzhou) Co., Ltd.	China
Xinghui Yingzi (Shanghai) Automobile Co., Ltd.	China